Exhibit 99.(h)(14)

AMENDMENT

TO

SECURITIES LENDING AUTHORIZATION AGREEMENT

AMENDMENT AGREEMENT dated as of November 14, 2025 between WisdomTree Trust (“Lender”) and The Bank of New York Mellon (“Bank”).

WHEREAS, Lender and Bank have entered into a Securities Lending Authorization Agreement dated as of October 18, 2024, as amended (the “Agreement”); and

WHEREAS, the parties wish to amend the Agreement in certain respects as provided below;

NOW THEREFORE, in consideration of the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.       Section 3(c) of Article IV of the Agreement is hereby deleted and replaced in its entirety by the following:

“(b) In order for Bank to timely settle the sale of Loaned Securities, it shall be Lender’s responsibility to ensure timely notification to Bank regarding any such sale. Specifically, for a sale of Loaned Securities that are Korean Equity Securities, Lender shall notify Bank of its intention to sell such Loaned Securities (“Pre-Notification”) before 4:00 AM Korea Standard Time on trade date (“Pre-Notification Cut-off Time”). Such Pre-Notification must be provided in writing to Bank at GSL_OPS_INTLHKG@bny.com or such other address provided by Bank in writing. Lender is liable for any and all losses, including, without limitation, claims, liabilities, damages, costs, expenses, penalties, actions, demands, settlements, investigations, proceedings, and judgments (including legal and other professional advisers’ fees and expenses) sustained by Bank and Lender (“Losses”) resulting from Lender’s failure to provide Pre-Notification to Bank by the Pre-Notification Cut-off Time; other than Losses arising out of the negligence, bad faith or willful misconduct of Bank.

For purposes of this Section 3(c) of Article IV, “Korean Equity Securities” mean equity securities listed on the Korea Exchange.”

2.       This Amendment Agreement shall become effective as of the date hereof upon execution by the parties hereto. From and after the execution hereof, any reference to the Agreement shall be a reference to the Agreement as amended hereby. Except as amended hereby, the Agreement shall remain in full force and effect.

3.	This Amendment Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.

4.	This Amendment Agreement and any non-contractual obligations arising out of or in relation to this Amendment Agreement shall be construed in accordance with the laws of the State of New York, without regard to conflict of laws principles thereof. Lender hereby consents to the jurisdiction of a state or federal court situated in New York City, New York in connection with any dispute arising hereunder. To the extent that in any jurisdiction Lender may now or hereafter be entitled to claim, for itself or its assets, immunity from suit, execution, attachment (before or after judgment) or other legal process, Lender irrevocably agrees not to claim, and it hereby waives, such immunity. Lender and Bank each hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or relating to this Agreement.

IN WITNESS WHEREOF, Lender and Bank have caused this Amendment Agreement to be executed by their respective officers, thereunto duly authorized, as of the date first above written.

WISDOMTREE TRUST, ON BEHALF OF EACH OF ITS SERIES IDENTIFIED ON ATTACHMENT 1 OF THE AGREEMENT, SEVERALLY AND NOT JOINTLY

By: /s/ Jonathan Steinberg
Title: President

THE BANK OF NEW YORK MELLON

By: /s/ Donald Lawther
Title: Senior Vice President
November 14, 2025

By:/s/ Matthew Knoblock
Title: Director
November 14, 2025